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Filed by Sirius Satellite Radio Inc.
Pursuant to Rule 425 under the
Securities Act of 1933, as amended

Subject Company:  Sirius Satellite Radio Inc.
Commission File No.:  333-101317


 100 STREAMS OF SATELLITE RADIO                      [SIRIUS LOGO]
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                   SIRIUS CLOSES $1.2 BILLION RECAPITALIZATION
                             AND RAISES $200 MILLION

    o   $635.7 Million of Debt Exchanged for New Common Stock
    o All $519 Million of Preferred Stock Exchanged for Common Stock and Warrants
    o   Company Sells $200 Million in Common Stock


New York, NY - March 7, 2003 - SIRIUS (NASDAQ: SIRI), the premier satellite radio broadcaster and only service delivering uncompromised coast-to-coast music and entertainment for your car and home, today announced that it has closed its previously announced recapitalization and financing.

At the closing of the recapitalization, the company accepted $635,689,000 of its debt securities in exchange for 545,012,162 shares of newly-issued common stock, and retired all of its outstanding preferred stock in exchange for 76,992,865 shares of newly-issued common stock and warrants to purchase 87,577,114 shares of common stock, and received $200 million in new investments from affiliates of OppenheimerFunds, Inc., Apollo Management, L.P. and The Blackstone Group L.P. in the form of common stock.

SIRIUS will host a conference call to discuss the recapitalization on Tuesday, March 11th at 9:00 a.m. (EST) for investors and analysts. Hosting the call will be Joseph P. Clayton, President and CEO, and John Scelfo, Executive Vice President and CFO. The dial-in number for the call is 888-942-8135 (International 630-395-0252). The pass code is: "it's on." The link to the web cast will be available on the SIRIUS homepage, WWW.SIRIUS.COM, an hour before the call. The web conference ID is 2838338 and the pass code is: "its on." The conference call will also be replayed through April 1st at 6:00 p.m. (EST). The domestic replay number is 888-568-0721 (International 402-998-1487). The replay pass-code is 8475.


About SIRIUS
SIRIUS is the only satellite radio service bringing listeners 100 streams of the best music and entertainment coast-to-coast. SIRIUS offers 60 music streams with no commercials, along with 40 world-class sports, news and entertainment streams for a monthly subscription fee of $12.95. Stream






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Jockeys create and deliver uncompromised music in virtually every genre to our listeners 24 hours a day. Satellite radio products bringing SIRIUS to listeners in the car, truck, home, RV and boat are manufactured by Kenwood, Panasonic, Clarion, Audiovox and Jensen, and are available at major retailers including Circuit City, Best Buy, Car Toys, Good Guys, Tweeter, Ultimate Electronics, Sears and Crutchfield. SIRIUS is the leading OEM satellite radio provider, with exclusive partnerships with DaimlerChrysler, Ford and BMW. Automotive brands currently offering SIRIUS radios in select new car models include BMW, Chrysler, Dodge, Jeep'r', and Nissan. Automotive brands that have announced plans to start offering SIRIUS in select models include Ford, Lincoln, Mercury, Mercedes-Benz, Jaguar, Volvo, Mazda, Infiniti, MINI, Audi, Volkswagen, Land Rover and
Aston Martin.

Click on WWW.SIRIUS.COM to listen to SIRIUS live, or to find a SIRIUS retailer or car dealer in your area.

Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions, future events or performance with respect to SIRIUS Satellite Radio Inc. are not historical facts and may be forward-looking and, accordingly, such statements involve estimates, assumptions and uncertainties which could cause actual results to differ materially from those expressed in any forward-looking statements. Accordingly, any such statements are qualified in their entirety by reference to the factors discussed in our Registration Statement on Form S-4 (File No. 333-101317), and amendments thereto, filed with the Securities and Exchange Commission. Among the key factors that have a direct bearing on our results of operations are: our dependence upon third parties to manufacture, distribute, market and sell SIRIUS radios and components for those radios; the unproven market for our service; our competitive position and any events which affect the useful life of our satellites.



Media Contacts:
Jim Collins                                          Mindy Kramer
Media and Investor Relations                         Media Relations
212-901-6422                                         212-584-5138
JCOLLINS@SIRIUSRADIO.COM                             MKRAMER@SIRIUSRADIO.COM

Cheryl Cramer                                        Thomas Meyer
Investor Relations                                   Media Relations
212-901-6466                                         310-578-0425
CCRAMER@SIRIUSRADIO.COM                              THOMAS.MEYER@PR21.COM



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                        STATEMENT OF DIFFERENCES

        The registered trademark symbol shall be expressed as ......'r'